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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3 )*
                                            ---


                         Career Education Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    common stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  141665 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                   Charles P. Brissman, Esq. (312/441-6798)
  Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900 Chicago,
                                Illinois 60661
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 8, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages
                                  No Exhibits



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9                                         PAGE 2 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Fuji Bank, Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
  BENEFICIALLY BY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none

------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 141665 10 9                                       PAGE 3 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      not applicable
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

      not applicable
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none

------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      [X]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC, CO
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 141665 10 9                                       PAGE 4 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
  BENEFICIALLY BY
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             none

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          none
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none

------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
      [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 141665 10 9                                    PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      not applicable
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            1,560,507

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1,560,507

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,560,507

------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)

      [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

---------------------                                -------------------
CUSIP No. 141665 10 9                                    Page 6 of 9
---------------------                                -------------------

                            ADDENDUM TO COVER PAGES
                            -----------------------

     This Amendment Number 3 to Schedule 13D (this "Amendment No. 3") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

     On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "Secondary Offering") of the Common Stock in which HECC proposed to sell up to 1,086,937 shares of the Common Stock it then owned. An amendment ("Amendment No. 1") to the Initial Schedule 13D was filed electronically with the Commission on January 17, 1999 in connection with the preparation of that registration statement. The registration statement was declared effective by the Commission on March 17, 1999. The Company completed the Secondary Offering on March 23, 1999, with HECC selling 987,937 shares of Common Stock. An amendment ("Amendment No. 2") to the Initial Schedule 13D (as amended by Amendment No. 1) was filed electronically with the Commission on March 30, 1999 reflecting that change in HECC's beneficial ownership.

     On December 8, 1999, HECC awarded 1,500 shares of the Common Stock it beneficially owns to one of its officers, Renee M. Rempe, as incentive compensation. The award reduced from 1,562,007 to 1,560,507 the number of shares of Common Stock beneficially owned by HECC. This Amendment No. 3 is filed principally to report that change in beneficial ownership.

     As was the case with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, Fuji, FAHI and HFI join HECC in filing this Amendment No. 3 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 3 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

----------------------                                          ---------------
 CUSIP No. 141665 10 9                  13D                        Page 7 of 9
----------------------                                          ---------------


Item 1.   Security and Issuer
          -------------------

               Item 1 is not amended or supplemented.

Item 2.   Identity and Background
          -----------------------

               Item 2 is not amended or supplemented.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

               Item 3 is not amended or supplemented.

Item 4.   Purpose of Transaction
          ----------------------

               Item 4 is not amended or supplemented.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

               Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety as follows:

                    (a) According to the Company's Quarterly Report on Form 10-Q
               for the fiscal quarter ended September 30, 1999, the Company had 7,837,775 outstanding shares of Common Stock on October 28, 1999. HECC beneficially owns 1,560,507 shares of Common Stock, or 19.9% of the outstanding Common Stock.

                    (b) HECC has the sole power to vote or to direct the vote
               of, and the sole power to dispose of or to direct the disposition of, 1,560,507 shares of Common Stock.

                    (c) On December 8, 1999, HECC awarded 1,500 shares of the
               Common Stock it beneficially owns to Ms. Rempe as incentive compensation. The closing sale price for the Common Stock reported on that date was $32.00 per share; however, Ms. Rempe did not pay, and HECC did not receive, any monetary consideration for the award. The award reduced from 1,562,007 to 1,560,507 the number of shares of Common Stock beneficially owned by HECC. Except for this award, none of Fuji, FAHI, HFI and HECC has effected any transactions in the Common Stock during the past 60 days.

---------------------                                              -----------
CUSIP No. 141665 10 9                   13D                        Page 8 of 9
---------------------                                              -----------

Item 6.  Contracts, Arrangements, Understandings or Relationship
         With Respect to Securities of the Issuer
         -------------------------------------------------------

               Item 6 is supplemented by adding at the end thereof the following paragraph:

               On September 30, 1999, Mr. Pesch resigned as an officer of HECC to become the Company's chief financial officer. He continues as a director of the Company. Mr. Lally continues to serve as HECC's designated director under the Board Representation Agreement.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

               Item 7 is not amended or supplemented.


                           [signature page follows]

-----------------------              13D          -------------------
CUSIP No. 141665 10 9                                 Page 9 of 9
-----------------------                           -------------------

                                  SIGNATURES
                                  ----------


               After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 7, 2000             THE FUJI BANK, LIMITED


                            By: ______________________________________
                                Debra H. Snider
                                Attorney-in-Fact (under Power of Attorney
                                 filed as Exhibit 5 to the Initial Schedule 13D)

                            FUJI AMERICA HOLDINGS, INC.

                            By: ______________________________________
                                Debra H. Snider
                                Secretary

                            HELLER FINANCIAL, INC.


                            By: ______________________________________
                                Debra H. Snider
                                Executive Vice President, Chief Administrative
                                 Officer, General Counsel and Secretary

                             HELLER EQUITY CAPITAL CORPORATION


                             By: ______________________________________
                                 Thomas B. Lally
                                 President